

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

Via E-mail
Mr. Donald R. Lindsay
Chief Executive Officer
Teck Resources Limited
550 Burrard Street, Suite 3300
Vancouver, B.C. V6C0B3
Canada

      Re: **Teck Resources Limited**
               Form 40-F for Fiscal Year Ended
               December 31, 2011
               Filed March 14, 2012
               File No. 001-13184

Dear Mr. Lindsay:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/Tia L. Jenkins

                      Tia L. Jenkins
                      Senior Assistant Chief Accountant
                      Office of Beverages, Apparel, and Mining